OSMOTICA PHARMACEUTICALS PLC

400 Crossing Boulevard

Bridgewater, New Jersey 08807

October 5, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         David Link / Michael Killoy (Legal)

Craig Arakawa / Raj Rajan (Accounting)

Re:                                                                             Osmotica Pharmaceuticals plc

Registration Statement on Form S-1 (File No. 333-227357)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Osmotica Pharmaceuticals plc, an Irish public limited company (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 10, 2018, or as soon as possible thereafter.  The Company hereby authorizes Craig Marcus or William Michener of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please notify Craig Marcus of Ropes & Gray LLP, counsel to the Company, at (617) 951-7802 as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

OSMOTICA PHARMACEUTICALS PLC

By:	/s/ Christopher Klein
Christopher Klein
General Counsel and Secretary

[Signature Page to Acceleration Request Letter]